Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2010 JUL 29 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in



July 22, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Tel: 202 3313100

SUPPL

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sr. No.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended June 30, 2010	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended June 30, 2010	Clause 49 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Exemption No. 82-35004

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 15, 2010

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: Quarterly Compliance Report on Corporate Governance for the quarter ended June 30, 2010 under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended June 30, 2010.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended June 30, 2010

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 1	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2009-10, has been obtained. Annual certification for 2010-11, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2010 will be complied in the 24th Annual report 2009-10.
VII. Compliance	49 (VII)	YES	

For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 15, 2010

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: **Compliance under Clause 35 of the Listing Agreement**

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended June 30, 2010.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a


N S E I L
23 JUL 2010
Contents not Verified

I(a) **STATEMENT SHOWING SHAREHOLDING PATTERN**

Name of the Company: RELIANCE CAPITAL LIMITED		Name of the Scrip, Class of security : EQUITY						
BSE - Scrip Code : 500111	NSE Scrip Symbol: RELCAPITAL		Quarter ended as on June 30, 2010					
Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47	0	0.00
(b)	Central Government/State Governments	-	-	-	-	-		
(c)	Bodies Corporate	12	13 02 16 291	13 02 16 289	53.44	53.01	0	0.00
(d)	Financial Institutions/Banks	-	-	-	-	-		
(e)	Any Other (Specify)	1	13 00 000	13 00 000	0.53	0.53	0	0.00
	Sub -Total (A)(1)	**25**	**13 26 82 274**	**13 26 82 267**	**54.45**	**54.02**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-		
(b)	Bodies Corporate	-	-	-	-	-		
(c)	Institutions	-	-	-	-	-		
(d)	Any Other (Specify)	-	-	-	-	-		
	Sub -Total (A)(2)	-	-	-	-	-		
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**25**	**13 26 82 274**	**13 26 82 267**	**54.45**	**54.02**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**							
(a)	Mutual Funds /UTI	236	14 60 467	13 90 221	0.60	0.59	-	-
(b)	Financial Institutions/Banks	329	3 49 598	3 34 469	0.14	0.14	-	-
(c)	Central Government/State Governments	54	43 240	2 855	0.02	0.02	-	-
(d)	Venture Capital Funds	-	-	-	-	-	-	-
(e)	Insurance Companies	17	93 62 041	93 61 886	3.84	3.81	-	-
(f)	Foreign Institutional Investors	528	5 08 47 519	5 08 41 461	20.87	20.70	-	-
(g)	Foreign Venture Capital Investors	-	-	-	-	-		
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	**1 164**	**6 20 68 865**	**6 19 30 892**	**25.47**	**25.27**	**0**	**0.00**
(2)	**Non-Institutions**							
(a)	Bodies Corporate	6 679	1 05 62 140	1 04 79 987	4.33	4.30	-	-
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	12 86 434	3 34 51 081	2 74 90 409	13.73	13.62	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	54	34 99 845	34 77 345	1.44	1.42	-	-
(c)	Any Other (Specify)							
1	NRIs/OCBs	16 322	14 04 225	11 37 153	0.58	0.57		0.00
	Sub -Total (B)(2)	**13 09 489**	**4 89 17 291**	**4 25 84 894**	**20.08**	**19.91**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 10 653**	**11 09 86 156**	**10 45 15 786**	**45.55**	**45.18**	**0**	**0.00**
	TOTAL (A) +(B)	**13 10 678**	**24 36 68 430**	**23 71 98 053**	**100.00**	**99.20**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**19 64 370**	**19 64 370**	**0.00**	**0.80**		
	GRAND TOTAL (A)+(B)+(C)	**13 10 679**	**24 56 32 800**	**23 91 62 423**	**100.00**	**100.00**	**0**	**0.00**


RELIANCE CAPITAL LIMITED

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No (I)	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} (IV)	No of Shares Pledged (V)	As a % (VI) =(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (I)(a) (VII)
1	AAA Enterprises Private Limited	10 64 14 206	43.32	0	0.00	0.00
2	AAA Infrastructure Consulting and Engineers Pvt Ltd	1 99 75 633	8.13	0	0.00	0.00
3	Sonata Investments Limited	32 50 000	1.32	0	0.00	0.00
4	Reliance ADA Group Trustees Private Limited - Trustees of RCAP ESOS Trust	13 00 000	0.53	0	0.00	0.00
5	Reliance Innoventures Private Limited	5 76 450	0.23	0	0.00	0.00
6	Kokila D. Ambani	5 45 126	0.22	0	0.00	0.00
7	Anil D. Ambani	2 73 891	0.11	0	0.00	0.00
8	Tina A Ambani	2 63 474	0.11	0	0.00	0.00
9	Jaianmol A. Ambani	83 487	0.03	0	0.00	0.00
10	Jaianshul A. Ambani	5	0.00	0	0.00	0.00
11	Hansdhwani Trading Company Pvt Ltd	2	0.00	0	0.00	0.00
	TOTAL	**13 26 82 274**	**54.02**	**0**	**0.00**	**0.00**



Exemption No. 82-35007

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Janus Overseas Fund	1 22 44 121	4.98
2	Life Insurance Corporation of India	89 57 947	3.65
3	JP Morgan	48 06 002	1.96
4	Vanguard Funds	34 64 299	1.41
5	Janus Aspen Series Overseas Portfolio	31 15 871	1.27
	TOTAL	**3 25 88 240**	**13.27**


RELIANCE CAPITAL LIMITED

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	-	0	0.00
	TOTAL		**0**	**0.00**


RELIANCE CAPITAL LIMITED

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	19 64 370	19 64 370	0.80
	TOTAL		**19 64 370**	**0.80**


RELIANCE CAPITAL LIMITED

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil		-	-
	TOTAL		-	-


RELIANCE CAPITAL LIMITED

III(a) Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer

Category Code (I)	Category of Shareholder (II)	No. of voting Rights held in each class of securities (III)			Total Voting Rights (IV)	Total Voting Rights	
		Class X (I)	Class Y (II)	Class Z (III)	(I+II+III)	As a percentage of (A+B) (V)	As a percentage of (A+B+C) (VI)
(A)	**Shareholding of Promoter and Promoter Group**						
(1)	**Indian**						
(a)	Individuals/Hindu Undivided Family						
(b)	Central Government/State Governments						
(c)	Bodies Corporate						
(d)	Financial Institutions/Banks						
(e)	Any Other (Specify)						
	Sub -Total (A)(1)						
(2)	**Foreign**						
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (Specify)						
	Sub -Total (A)(2)			Nil			
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)						
(B)	**Public Shareholding**						
(1)	**Institutions**						
(a)	Mutual Funds /UTI						
(b)	Financial Institutions/Banks						
(c)	Central Government/State Governments						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (Specify)						
	Sub -Total (B)(1)						
(2)	**Non-Institutions**						
(a)	Bodies Corporate						
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.						
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.						
(c)	Any Other (Specify)						
1	NRIs/OCBs						
	Sub -Total (B)(2)						
	Total Public Shareholding B=(B)(1)+(B)(2)						
	TOTAL (A) +(B)						
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**						
	GRAND TOTAL (A)+(B)+(C)						


RELIANCE CAPITAL LIMITED